                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One):

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number:    0-22334

            LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN AND TRUST
                               (Title of the Plan)

                       LODGENET ENTERTAINMENT CORPORATION
          (Name of Issuer of the Securities Held Pursuant to the Plan)

      DELAWARE                                         46-0371161
(State of Incorporation)                   (IRS Employer Identification Number)

          3900 WEST INNOVATION STREET, SIOUX FALLS, SOUTH DAKOTA 57107
                    (Address of Principal Executive Offices)

                                 (605) 988-1000
              (Registrant's Telephone Number, including Area Code)

                                      INDEX

                                                                                                 PAGE
                                                                                                 ----
Form 11-K cover page for the LodgeNet Entertainment Corporation
   401(k) Plan and Trust ........................................................................ Cover

Index............................................................................................      2

Signature........................................................................................      3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of The LodgeNet Entertainment Corporation
401(k) Plan and Trust for the time periods specified below are submitted herewith together with the independent auditor's report thereon:

Report of Independent Public Accountants.........................................................   F-1

Statements of Net Assets Available for Benefits
   as of December 31, 2000 and 1999 .............................................................   F-2

Statements of Changes in Net Assets Available for Benefits for the
   years ended December 31, 2000 and 1999........................................................   F-3

Notes to Financial Statements....................................................................   F-4


Schedule of Assets (Held At End of Year).........................................................   F-7

Exhibit 23-

Consent of Independent Public Accountants........................................................

All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 Lodgenet Entertainment Corporation 401(k) Plan and Trust
                 --------------------------------------------------------
                                   (Name of Plan)



Date:    June 29, 2001             /s/ Scott C. Petersen
                          ---------------------------------------------------
                                   Scott C. Petersen
                                   President, Chief Executive Officer and
                                   Plan Trustee

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
LodgeNet Entertainment Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule of assets (held at end of year) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
April 17, 2001

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statements of net assets available for benefits

As of December 31

                                                                                             2000           1999
                                                                                        --------------  --------------
INVESTMENTS                                                                                $10,481,773    $10,539,580
CONTRIBUTIONS RECEIVABLE:
   Participant                                                                                       -            177
   Employer                                                                                          -         25,386
                                                                                        --------------  --------------
               Total contributions receivable                                                        -         25,563
                                                                                        --------------  --------------
               Net assets available for benefits                                           $10,481,773    $10,565,143
                                                                                        ==============  ==============



The accompanying notes are an integral part of these statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statements of changes in net assets available for benefits

For the year ended December 31

                                                                                             2000           1999
                                                                                          ------------  --------------
ADDITIONS:
   Contributions-
      Participant                                                                         $  1,588,558   $  1,433,571
      Employer                                                                                 627,876        560,267
      Rollover                                                                                  88,099         18,369
                                                                                          ------------  --------------
               Total contributions                                                           2,304,533      2,012,207
                                                                                          ------------  --------------
   Investment income-
      Interest income                                                                           49,687         44,428
      Net realized/unrealized appreciation (depreciation) of investments                    (1,806,970)     2,432,458
                                                                                          ------------  --------------
               Total investment income (loss)                                               (1,757,283)     2,476,886
                                                                                          ------------  --------------
               Total additions                                                                 547,250      4,489,093
                                                                                          ------------  --------------
DEDUCTIONS:
   Expenses                                                                                          -           (164)
   Distributions to participants                                                              (630,620)      (827,236)
   Forfeitures, net                                                                                  -         (1,111)
                                                                                          ------------  --------------
               Total deductions                                                               (630,620)      (828,511)
                                                                                          ------------  --------------
               Net increase (decrease)                                                         (83,370)     3,660,582

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                        10,565,143      6,904,561
                                                                                          ------------  --------------
   End of year                                                                             $10,481,773    $10,565,143
                                                                                          ============  ==============


The accompanying notes are an integral part of these statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Notes to financial statements

December 31, 2000 and 1999

1        DESCRIPTION OF THE PLAN

The following is not a comprehensive description of LodgeNet Entertainment Corporation 401(k) Plan (the Plan) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of LodgeNet Entertainment Corporation (the Company) who have completed 90 days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

PLAN OPERATIONS

The Company functions as the plan administrator. The plan administrator utilizes Fringe Benefits Design, Inc. and Nationwide Life Insurance Company to provide record-keeping and reporting services. Nationwide Life Insurance Company and Charles Schwab Retirement Plan Services are the asset custodians of the Plan. Administrative expenses of the Plan are paid by the Company and were $32,613 in 2000 and $29,355 in 1999.

CONTRIBUTIONS

Participants in the Plan may make a basic voluntary contribution by salary deferral in amounts ranging from 1 percent to 15 percent of their compensation, as defined by plan document. The Company matches participant contributions in an amount equal to 50 percent of the first 6 percent of each participant's eligible contribution for the plan year, not to exceed 3 percent of their compensation, as defined by plan document.

The Company may make discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant's proportionate share of total compensation for all participants. There were no discretionary contributions in 2000 or 1999.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service based on the following percentages:

                                                                                                Percent
                                                                                                 vested
                                                                                                --------
              Less than one year of service                                                        -%
              One year but less than two                                                          20
              Two years but less than three                                                       40
              Three years but less than four                                                      60
              Four years but less than five                                                       80
              Five years or more                                                                 100


If a participant dies or becomes disabled while still employed by the Company, his or her entire plan interest becomes 100 percent vested. Forfeitures of the nonvested employer contributions, resulting from participants who withdraw from the Plan, are used to reduce future employer contributions. Forfeitures from participants were approximately $28,051 in 2000 and $35,965 in 1999.

PARTICIPANT LOANS

Participants may borrow funds from the Plan up to 50 percent of their vested balance. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan. The plan administrator will determine the appropriate interest rate by obtaining at least one quote from a financial institution, as chosen by the plan administrator, that is in the business of lending money.

DISTRIBUTION OF BENEFITS

Upon retirement, death, disability or attainment of age 62, a participant or a participant's beneficiary, in the case of death, may receive the vested portion of the amount credited to the participant's account by a lump-sum payment or, if the invested portion exceeds $5,000, the participant may elect to receive periodic installment payments.

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

INVESTMENTS

Participants have the opportunity to direct all money allocated to their accounts. Participants have 14 investments from which to choose. A description of each investment is as follows:

     DREYFUS STANDARD & POOR'S 500 INDEX--Seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

     FIDELITY ASSET MANAGER--Seeks capital appreciation.

     NEUBERGER/BERMAN LIMITED BOND--Seeks income, consistent with low risk to principal and liquidity.

     OPPENHEIMER GLOBAL--Seeks capital appreciation; current income is not an objective.

     AMERICAN CENTURY 20TH CENTURY ULTRA--Seeks capital growth.

     NATIONWIDE VIRTUOSO II--Seeks the guarantee of principal and interest through an unallocated insurance contract. A new interest rate is declared annually.

     DREYFUS A BOND--Seeks current income consistent with preservation of capital and maintenance of liquidity.

     NATIONWIDE MONEY MARKET--Seeks to provide a high level of current income while preserving capital and maintaining liquidity.

     WARBURG PINCUS EMERGING GROWTH--Seeks maximum capital appreciation.

     JANUS WORLDWIDE--Seeks long-term growth of capital. This fund is considered to be moderately volatile.

     JANUS TWENTY--Seeks stocks with strong current financial positions and the potential for future growth. It may invest without limit in foreign securities. This fund is nondiversified.

     FIDELITY ADVISOR GROWTH OPPORTUNITY--Seeks to provide capital growth. Considered to be a moderately volatile investment option.

     AMERICAN CENTURY INCOME & GROWTH--Seeks long-term growth of capital as well as current income. Considered to be a relatively volatile investment option.

     LODGENET ENTERTAINMENT CORPORATION COMMON STOCK--Invests in LodgeNet Entertainment Corporation common stock. Limited to 10 percent of contributions made.

All of the investments described above, except for Nationwide Virtuoso II and the Company's common stock, are part of an unallocated insurance contract pooled separate account with Nationwide Life Insurance Company.

Investment contracts are valued at contract value. Fair value is not available from the custodian. The average yield for the period and the crediting interest rate at the financial statement date is 4.85 percent. Other investments are recorded at fair value as determined by Nationwide Life Insurance Company by reference to quoted market prices. Investment income includes realized gains and losses, unrealized appreciation and depreciation, dividends and interest income. Realized gains and losses on the sale of investments are calculated based on the cost of the investments sold. Unrealized appreciation and depreciation of investments represent the change in market value of investments from the end of the prior period or from the date of purchase, if purchased during the current period. Plan investment income is allocated to plan participants based on their pro rata account balances.

Investments, except for Nationwide Virtuoso II which is valued at contract value, are valued at market value as reported by the asset custodian as of December 31, 2000 and 1999, based on quoted market prices of investments held by the funds.

3        INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                                                 2000          1999
                                                                             -------------  ------------
            Dreyfus S&P 500 Index Fund, 500,359 and 540,069
               shares, respectively                                            $1,780,681    $2,161,068
            Fidelity Asset Manager Fund, 377,047 and 351,903
               shares, respectively                                               768,323       713,845
            Oppenheimer Global Fund, 181,690 and 177,867
               shares, respectively                                               660,063       630,519
            American Century 20th Century Ultra Fund, 575,490 and 529,902
               shares, respectively                                             2,073,346     2,423,032
            Janus Worldwide Fund, 511,520 and 332,722
               shares, respectively                                             1,039,646       827,952
            Janus Twenty Fund, 474,938 and 327,887 shares,
               respectively                                                     1,089,990     1,131,644
            LodgeNet Entertainment Corporation common stock, 25,891 and
               23,768, respectively                                               457,144       593,898


4        TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's tax counsel believe that the Plan document is in compliance with the applicable requirements of the IRC. The plan sponsor is committed to taking any action necessary to maintain the Plan's qualified status.

5        PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100 percent vested in their accounts.

6        SUBSEQUENT EVENT

Effective January 2001, the Plan's net assets were transferred from Nationwide Life Insurance Company (Nationwide) and Charles Schwab Retirement Plan Services to SunTrust Bank. In addition, all trustee and plan record keeping administration duties were transferred to SunTrust Bank. Upon termination of the arrangement with Nationwide, a liquidation charge of approximately $236,000 was paid by the Company on behalf of the Plan.

7        PARTY-IN-INTEREST TRANSACTIONS

Certain transactions with participants, the plan sponsor, the custodian and the trustees are considered party-in-interest transactions. These transactions qualify as exempt party-in-interest transactions.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

(EMPLOYER IDENTIFICATION NUMBER:  46-0371161) (PLAN NUMBER:  001)

Schedule H, line 4i--Schedule of assets (held at end of year)

As of December 31, 2000

  Number of
  units or
   shares                                       Description                          Cost    Current value
-------------  -------------------------------------------------------------------- ------- --------------
   151,371     Nationwide Virtuoso II unallocated insurance contract**                 *    $     203,975
               Nationwide Arranger pooled separate accounts**:
   500,359        Dreyfus Standard & Poor's 500 Index                                  *        1,780,681
   377,047        Fidelity Asset Manager                                               *          768,323
   136,188        Neuberger/Berman Limited Bond                                        *          172,364
   181,690        Oppenheimer Global                                                   *          660,063
   575,490        American Century 20th Century Ultra                                  *        2,073,346
   157,482        Dreyfus A Bond                                                       *          206,210
   208,023        Nationwide Money Market                                              *          412,460
   151,506        Fidelity Advisor Growth Opportunity                                  *          240,737
   203,529        Warburg Pincus Emerging Growth                                       *          362,942
   511,520        Janus Worldwide                                                      *        1,039,646
   474,938        Janus Twenty                                                         *        1,089,990
   271,692        American Century Income & Growth                                     *          507,102
    25,891     LodgeNet Entertainment Corporation common stock**                       *          457,144
               Loans to participants, with interest ranging from 8.25 percent to
                  9.75 percent**                                                                  506,790
                              Total investments                                               ------------
                                                                                              $10,481,773
                                                                                              ============

*Historical cost is omitted for participant-directed investments.
**Denotes party in interest.